Exhibit 99.1

BAYTEX ANNOUNCES APPROVAL BY AURORA SHAREHOLDERS OF ITS ACQUISITION AND MANAGEMENT APPOINTMENTS

CALGARY, ALBERTA (May 20, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) provides an update on the status of its proposed acquisition of all of the shares of Aurora Oil & Gas Limited (“Aurora”) pursuant to a scheme of arrangement under Australian law (the “Arrangement”). At the scheme meeting held on May 21, 2014 at 9:30 a.m. (Perth time), the requisite majority of Aurora shareholders approved the Arrangement.

Commenting on the shareholder vote, James Bowzer, President and Chief Executive Officer, said: “We are very pleased to see that 88% of Aurora shareholders voted in favor of the Arrangement and we look forward to closing the Arrangement in the first half of June.”

Aurora will now apply to the Federal Court of Australia for orders approving the Arrangement at a hearing scheduled for May 26, 2014. If the Arrangement is approved by the Court, Aurora expects to lodge the Court orders approving the Arrangement with the Australian Securities Investment Commission on Tuesday, May 27, 2014. Once this has occurred, trading in Aurora shares is expected to cease at the close of trade on May 27, 2014 on the Australian Securities Exchange and at the open of trade on May 27, 2014 on the Toronto Stock Exchange.

Based on cash consideration payable for Aurora of A$4.20 (Australian dollars) per share, the total purchase price is estimated at $2.8 billion (including the assumption of approximately $0.9 billion of indebtedness). The acquisition enhances our growth and income business model, delivers production and reserves per share growth and provides attractive capital efficiencies for future investment. The acquisition is accretive to our funds from operations while maintaining a strong balance sheet.

We are acquiring premier acreage in the core of the liquids-rich Eagle Ford, one of the leading shale oil plays in North America. Aurora’s primary asset consists of 22,200 net contiguous acres in the prolific Sugarkane Field located in South Texas. Aurora’s first quarter 2014 gross production was 28,671 boe/d (81% liquids) of predominantly light, high-quality crude oil.

The Sugarkane Field has been largely delineated with infrastructure in place which is expected to facilitate future annual production growth. In addition, these assets have significant future reserves upside potential from well downspacing, improving completion techniques and new development targets in additional zones.

To finance the acquisition of Aurora, we completed the issuance of 38,433,000 subscription receipts at $38.90 each on February 24, 2014, raising gross proceeds of approximately $1.5 billion. The subscription receipts currently trade on the Toronto Stock Exchange under the symbol BTE.R.

Baytex Energy Corp.
Press Release - May 20, 2014

Each subscription receipt entitles the holder thereof to receive, on closing of the acquisition of Aurora, one common share of Baytex. Upon closing of the acquisition, the holders of the subscription receipts will be entitled to receive an amount per subscription receipt equal to the dividends declared per common share from the date of closing of the financing to the date of closing of the acquisition. That amount is expected to be $0.88 per subscription receipt, representing the four dividends declared from the date of closing of the financing to the date of anticipated closing of the acquisition.

We are committed to a growth and income model and its three fundamental principles: delivering organic production growth, paying a meaningful dividend and maintaining capital discipline. Through the combination of an expanded inventory of high capital efficiency projects and an improved outlook for heavy oil differentials, we remain confident in our business plan going forward. Accordingly, we have committed to increase the monthly dividend on our common shares by 9% to $0.24 from $0.22 per share, subject to the completion of the Arrangement. Based on the anticipated closing date, the dividend increase is expected to take effect for the dividend payable to holders of record on June 30, 2014.

Management Appointments

Baytex announces that Mr. Raymond Chan is appointed non-executive Chairman of the Board of Directors. Mr. Chan will continue to assist management in key strategic issues and facilitate operations of the board of directors.

The Board of Directors is pleased to announce the promotion of Mr. Richard Ramsay to the position of Chief Operating Officer. Mr. Ramsay joined Baytex as Vice President, Heavy Oil in January 2010, with responsibilities for all heavy oil assets in Saskatchewan and Alberta, including the company’s core activities in the Peace River region. In January 2012, Mr. Ramsay was appointed Vice President, Alberta / B.C. Business Unit, which resulted in the combination of the companies Peace River heavy oil assets with its conventional properties in Alberta and British Columbia.

Mr. Ramsay is an accomplished executive, with over 25 years of extensive experience in technical and managerial roles in oil and gas development, operations, marketing and acquisitions. Under his direction, production at Peace River has increased substantially from 9,000 Bbl/d to its current level of approximately 26,000 Bbl/d. Mr. Ramsay has a Bachelor of Science degree with Distinction in Mechanical Engineering from the University of Saskatchewan and is a practicing member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

After over five years with Baytex, Marty Proctor the company’s COO will be leaving to pursue other opportunities. We appreciate Mr. Proctor’s significant contributions and wish him the best in his future endeavors.

The Board of Directors is also pleased to announce the promotion of Mr. Ryan Johnson to the position of Vice President, Alberta / B.C. Business Unit. Mr. Johnson joined Baytex in 2007 focusing on technical responsibilities in northeast Alberta and southern Saskatchewan, including the planning and execution of the company’s successful thermal SAGD project at Kerrobert. In January 2011, he was appointed Senior Geologist of the Peace River region and has been an integral member of the team responsible for the planning, coordination and execution of multi-lateral exploitation and thermal development of this top tier resource. In mid-2013, Mr. Johnson was appointed Lead Geologist and charged with managing all key activities across the entire Alberta / B.C. business unit.

Baytex Energy Corp.
Press Release - May 20, 2014

Mr. Johnson is an accomplished leader with over fifteen years of extensive technical and managerial roles in oil and gas exploration, development, operations and prospect identification. Mr. Johnson has a Bachelor of Science Degree (Honours) in Geology and Oceanography from the University of British Columbia and is a practicing member of the Association of Professional Engineers and Geoscientists of Alberta.

The Board of Directors is also pleased to announce that Mr. Michael Verm, current Chief Operating Officer of Aurora, will be joining Baytex contingent on the closing of the acquisition of Aurora, as Vice President and Managing Director of our Eagle Ford operations. Mr. Verm has over 30 years of experience within the oil and gas industry and has held a number of senior executive positions in North America and internationally. Mr. Verm, a registered professional engineer in Texas, graduated from Texas A&M with a petroleum engineering degree and received his MBA from Oklahoma City University. The addition of Mr. Verm to the Baytex leadership team will help to ensure a smooth transition with the Eagle Ford asset and personnel on closing of the Aurora acquisition.

In addition, Mr. Geoffrey Darcy has been promoted to the position of Senior Vice President, Marketing and Mr. Brian Ector has been promoted to the position of Senior Vice President, Capital Markets and Public Affairs. Mr. Darcy joined Baytex in 2011 and was previously Vice President, Marketing. Mr. Ector joined Baytex in 2009 and was previously Vice President, Capital Markets.

Advisory Regarding Forward-Looking Statements

All amounts are in Canadian dollars unless otherwise noted.

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; the anticipated benefits from the acquisition of Aurora, including our beliefs that the acquisition will be an excellent fit with our business model and will provide shareholders with exposure to projects with attractive capital efficiencies; our expectations that the Aurora assets have infrastructure in place that support future annual production growth and that such assets will provide material production, long-term growth and high quality reserves with upside potential; anticipated effect of the acquisition of Aurora on us, including our funds from operations; our expectations regarding the effect of well downspacing, improving completion techniques and new development targets on the reserves potential of the Aurora assets; the timing of completion of the acquisition of Aurora; our plans to establish new revolving credit facilities and a term loan for us and a borrowing base facility for Aurora’s U.S. subsidiary following closing of the Arrangement; payment of the purchase price for the acquisition of Aurora, including the use of proceeds from the subscription receipt financing and our plans to draw on the new revolving credit facilities and term loan; and our plan to increase the dividend on our common shares upon completion of the acquisition of Aurora. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of regulatory, court and shareholder approvals for the Arrangement; our ability to execute and realize on the anticipated benefits of the acquisition of Aurora;

Baytex Energy Corp.
Press Release - May 20, 2014

petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the acquisition of Aurora may not be completed on the terms contemplated or at all; failure to realize the anticipated benefits of the acquisition of Aurora; closing of the acquisition of Aurora could be delayed or not completed if we are unable to obtain the necessary regulatory, court and shareholder approvals for the Arrangement or any other approvals required for completion or, unless waived, some other condition to closing is not satisfied; failure to put in place a borrowing base facility for Aurora’s U.S. subsidiary following completion of the Arrangement; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; a downgrade of our credit ratings; the cost of developing and operating our assets; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in government regulations that affect the oil and gas industry; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; depletion of our reserves; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements in this press release has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations (if the acquisition of Aurora is completed) and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 89% of Baytex’s production is weighted toward crude oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The subscription receipts issued by Baytex to fund a portion of the purchase price for Aurora Oil & Gas Limited trade on the Toronto Stock Exchange under the symbol BTE.R.

Baytex Energy Corp.
Press Release - May 20, 2014

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com